UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.  )*

Primus Telecommunications Group, Incorporated
NAME OF ISSUER:

Common Stock, par value $0.001 per share
TITLE OF CLASS OF SECURITIES

741929301
CUSIP NUMBER

December 31, 2009
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

[x] Rule 13d-1(b)

[ ] Rule 13d-1(c)

[ ] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following pages
Page 1 of 6 Pages

SCHEDULE 13G

CUSIP No.: 741929301		Page 2 of 6 Pages

1.	Names of Reporting Persons. Nomura Corporate Research and Asset Management Inc.
2.	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [X]
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power	429,201
	6.	Shared Voting Power	85,714
	7.	Sole Dispositive Power	514,915
	8.	Shared Dispositive Power	0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 514,915 (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ]
11.	Percent of Class Represented by Amount in Row (9) 5.26% based on 9,798,042 shares outstanding as of October 31, 2009. (1)
12.	Type of Reporting Person IA

(1)
This amount consists of 316,873 Shares of the Issuer's Common Stock and 198,042 Shares that the Reporting Person may be deemed to beneficially own upon exercise of warrants as per Rule 13d-3(d)(1)(i).  The Reporting Person has added 198,042 Shares to the number of Shares of the Issuer outstanding based upon an amount of Shares that the Reporting Person is entitled to obtain upon the exercise of warrants as per Rule 13d-3(d)(1)(i).

Page 3 of 6 Pages
Item 1 (a)	Name of Issuer:

Primus Telecommunications Group, Incorporated (the “Issuer”)

Item 1(b)	Address of Issuer’s Principal Executive Offices:

7901 Jones Branch Drive, Suite 900, McLean, VA 22102

Item 2(a)	Name of Person Filing:

This Statement is filed on behalf of Nomura Corporate Research and Asset Management Inc. (“NCRAM”). This Statement relates to Shares (as defined herein) held for the accounts of certain investment funds and certain managed accounts (the “Accounts”) for which NCRAM serves as investment manager or investment adviser. In such capacity, NCRAM may be deemed to have voting and dispositive power over the Shares held in each of the Accounts.

Item 2(b)	Address of Principal Office or, if none, Residence:

The address of the principal office of NCRAM is 2 World Financial Center, Building B, 18th Floor, New York, NY 10128

Item 2(c)	Citizenship:

NCRAM is a corporation organized under the laws of the State of Delaware.

Item 2(d)	Title of Class of Securities:

Common Stock, par value $0.001 per share (the “Shares”)

Item 2(e)	CUSIP Number:

741929301

Item 3(e).	[X] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E)

Item 4	Ownership:

Item 4(a)	Amount Beneficially Owned:

Page 4 of 6 Pages

As of December 31, 2009, NCRAM may be deemed to be the beneficial owner of an aggregate of 514,915 Shares held for the Accounts.  This amount includes 198,042 Shares that the Reporting Person may be deemed to own upon exercise of warrants as per Rule 13d-3(d)(1)(i).

Item 4(b)	Percent of Class:

The number of Shares of which NCRAM may be deemed to be the beneficial owner constitutes approximately 5.26% of the total number of Shares of the Issuer outstanding.

Based upon the information provided by the Issuer in its most recently-filed quarterly report on Form 10-Q/A (Amendment No. 2) filed on April 5, 2010, there were 9,600,000 Shares outstanding as of October 31, 2009.  The Reporting Person may be deemed to beneficially own 198,042 Shares upon the exercise of warrants.  Pursuant to Rule 13d-3(d)(1)(i), such Shares have been added to the Issuer's number of Shares outstanding, therefore totaling 9,798,042 as the number of Shares outstanding.

Item 4(c)	Number of Shares of which such person has:

(i) Sole power to vote or direct the vote:	429,201

(ii) Shared power to vote or direct the vote:	85,714

(iii) Sole power to dispose or direct the disposition of:	514,915

(iv) Shared power to dispose or direct the disposition of:	0

Item 5	Ownership of 5% or Less of a Class:

      If this statement is being filed to report the fact that as of the date hereof the Reporting Person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [  ].

Item 6	Ownership of More than 5% on Behalf of Another Person:

The Accounts have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Shares.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

This Item 7 is not applicable.

Item 8	Identification and Classification of Members of the Group:

This Item 8 is not applicable.

Item 9	Notice of Dissolution of Group:

This Item 9 is not applicable.

Page 5 of 6 Pages

Item 10	Certification:

      By signing below each of the Reporting Persons certifies that, to the best of their knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 15, 2010	NOMURA CORPORATE RESEARCH AND ASSET MANAGEMENT INC. By: /s/ Steve Kosten, CFA Name: Steve Kosten, CFA Title: Managing Director, Porfolio Manager